SEC Mail Processing Section

MAY 19 2015

Wasnington DC 404

SE[barcode]IISSION

15026318

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 65665

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 AND ENDING 03/31/15

MM/DD/YYY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHASTA PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

330 BEAR HILL ROAD, SUITE 302

(No. and Street)

WALTHAM	MA	02451
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY BURKUS 781-890-6212

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

RECEIVED 2015 MAY 19 PM 4:22 SEC / MR

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

00 5/22/15

OATH OR AFFIRMATION

I, GREGORY BURKUS ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHASTA PARTNERS, LLC , as of MARCH 31 , 20 15 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

MEMBER President

Title

STEPHEN J. LAWLESS
MY COMMISSION EXPIRES SEPT 17, 2015
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHASTA PARTNERS, LLC

FINANCIAL STATEMENTS

MARCH 31, 2015

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Members of
Shasta Partners, LLC

We have audited the accompanying statements of Shasta Partners, LLC which comprise the statement of financial condition as of March 31, 2015, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. Shasta Partners, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shasta Partners, LLC as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I, computation of net capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Shasta Partners, LLC's financial statements. The supplemental information is the responsibility of Shasta Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion of the supplementary information, we

evaluated whether the supplementary information, including the form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Norwood, Massachusetts
April 30, 2015

SHASTA PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2015

ASSETS

Cash	$	48,235
Receivable from non-customers		29,500
Other assets		7,813
	$	85,548

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	9,764
Members' Equity:		
Members' capital		75,784
Total Liabilities and Members' Equity	$	85,548

The accompanying notes are an integral part of these financial statements.

SHASTA PARTNERS, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED MARCH 31, 2015

Revenues:	
Investment banking and advisory fees	$ 710,264
Interest and dividends	27
	710,291
Expenses:	
Communications and data processing	7,765
Occupancy	28,963
Other expenses	293,357
	330,085
Net income	$ 380,206

The accompanying notes are an integral part of these financial statements.

SHASTA PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2015

Balance at April 1, 2014	$ 105,578
Net income	380,206
Capital withdrawals	(410,000)
Balance at March 31, 2015	$ 75,784

The accompanying notes are an integral part of these financial statements.

SHASTA PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2015

Cash flows from operating activities:	
Net income	$ 380,206
Adjustments to reconcile net income to net cash flow from operating activities:	
(Increase) Decrease in operating assets:	
Increase in Receivable from non-customers	(22,500)
Increase in Other assets	(1,505)
Increase (Decrease) in operating liabilities:	
Increase in Accounts payable and accrued expenses	6,836
Net cash from operating activities	363,037
Cash flows from investing activities:	
None	
Cash flows from financing activities:	
Capital withdrawals	(410,000)
Decrease in cash	(46,963)
Cash at beginning of the period	95,198
Cash at end of the period	$ 48,235

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest	$ 0
Income taxes	$ 0

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

SHASTA PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2015

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

Investment Banking and Advisory Fees:

Fees are earned from advisory services including merger and acquisition, restructuring, valuation, and capital raising services for clients.

Revenue Recognition:

The Company typically enters into contracts with clients calling for periodic advisory fees to be paid during the term of the arrangement, and a success fee to be paid out once the merger, acquisition, sale, restructuring, or financing (the "transaction") is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes advisory fees in the period earned, with separate revenue recognition once each transaction is finalized.

Receivables from non-customers:

The Company has not provided an allowance for doubtful accounts, because management believes all amounts are collectible.

Income Taxes:

The Company does not record a provision for income taxes because the partners report their share of the partnership's income or loss on their income tax returns. The financial statements reflect the partnership's transactions without adjustment, if any, required for income tax purposes.

Advertising:

The Company expenses advertising costs as they are incurred.

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At March 31, 2015, the Company had net capital of $38,471, which was $33,471 in excess of its required net capital of $5,000. The Company's net capital ratio was .25 to 1.

NOTE 3 – LONG TERM LEASES

The Company leases office space at the rate of $2,414 per month. The lease expires July 2017. Rent expense for fiscal year 2015 was $28,963.

Future minimum lease payments for non-cancelable operating leases at March 31, 2015 are as follows:

Year ended March 31,	
2016	$ 29,542
2017	$ 30,428
2018	$ 10,242

NOTE 4 – OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 5 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 30, 2015, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

SHASTA PARTNERS, LLC

SUPPLEMENTARY SCHEDULES

MARCH 31, 2015

SCHEDULE I

SHASTA PARTNERS, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

MARCH 31, 2015

Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 9,764
Net Capital	
Members' capital	$ 75,784
Adjustments to Net Capital	
Receivable from non-customers	(29,500)
Other assets	(7,813)
Net Capital as defined	38,471
Net Capital Requirement:	5,000
Net Capital in Excess of Requirement:	$ 33,471
Ratio of Aggregate Indebtedness to Net Capital	.25 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in the Company's Part IIA (unaudited), Focus Report	$ 38,471
Net audit adjustments	-
Decrease in non-allowables and haircuts	-
Net capital per above	$ 38,471

SCHEDULE II

SHASTA PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2015

Shasta Partners, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Accountant's Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)

To the Members of
Shasta Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ending March 31, 2015, which were agreed to by Shasta Partners, LLC and the Securities Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Shasta Partners, LLC's compliance with the applicable instructions of Form SIPC-7. Shasta Partners, LLC's management is responsible for Shasta Partners, LLC's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Norwood, Massachusetts
April 30, 2015

SHASTA PARTNERS, LLC

SCHEDULE OF ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED MARCH 31, 2015

Payment Date	To Whom Paid	Amount
10/7/2014	SIPC	$ 1,085
4/6/2015	SIPC	$ 691

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Members of
Shasta Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Shasta Partners, LLC identified the following provisions of 17 C.F.R. 15c3-3(k) under which Shasta Partners, LLC claimed an exemption from 17 C.F.R. 240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) Shasta Partners, LLC stated that Shasta Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Shasta Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shasta Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry Liberfarb, PC

Norwood, Massachusetts
April 30, 2015

SHASTA PARTNERS, LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2015

Shasta Partners, LLC is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934. The Company was compliant with Rule 15c3-3(k)(2)(i) as it did not carry any customer funds or securities throughout the fiscal year ended March 31, 2015.

Gregory J. Burkus
Managing Member